Filed Pursuant to Rule 424(b)(3)
Registration No. 333-108792

(To Prospectus dated October 15, 2003
and Prospectus dated February 11, 2003)

12,895,973 Shares

The Timken Company

COMMON STOCK

We are selling 3,500,000 shares of our common stock. The selling stockholder, Ingersoll-Rand Company, is selling 9,395,973 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

Our common stock is listed on the New York Stock Exchange under the symbol “TKR.” The last reported sale price for our common stock on October 15, 2003 was $15.95 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement.

PRICE $15.85 A SHARE

		Underwriting		Proceeds
	Price to	Discounts and	Proceeds	to Selling
	Public	Commissions	to Us	Stockholder

Per share	$15.85	$.14	$15.71	$15.71
Total	$204,401,172	$1,805,436	$54,985,000	$147,610,736

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or either accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on October 20, 2003.

MORGAN STANLEY

October 15, 2003

ABOUT THIS PROSPECTUS SUPPLEMENT
WHERE YOU CAN FIND MORE INFORMATION
PROSPECTUS SUPPLEMENT SUMMARY
RISK FACTORS
NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDER
UNDERWRITING
LEGAL MATTERS
EXPERTS

Prospectus Supplement

Selling Stockholder Prospectus

Company Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

      Unless the context otherwise requires, references in this prospectus supplement to “Timken,” “we,” “us” and “our” and similar references refer to The Timken Company, an Ohio corporation, and its consolidated subsidiaries.

      This prospectus supplement supplements two different prospectuses, which are separately included as part of two different registration statements. The prospectus, dated October 15, 2003, which is a part of Registration Statement No. 333-108792 and which we refer to as the selling stockholder prospectus, relates to the offering of common stock by the selling stockholder. The prospectus, dated February 11, 2003, which is a part of Registration Statement No. 333-100731 and which we refer to as the company prospectus, relates to the offering of common stock by us. We refer collectively to the selling stockholder prospectus and the company prospectus as the “accompanying prospectuses.” It is important for you to read and consider all information contained in this prospectus supplement and each accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information.”

      You should rely only on the information contained, incorporated or deemed incorporated by reference in this prospectus supplement and the accompanying prospectuses. We have not authorized anyone to give any information or to make any representation not contained, incorporated or deemed incorporated by reference in this prospectus supplement or the applicable accompanying prospectus in connection with the offering of these shares of common stock. You should not assume that the information contained in this prospectus supplement and the accompanying prospectuses is correct as of any date after the respective dates of this prospectus supplement and the accompanying prospectuses, even though this prospectus supplement and the accompanying prospectuses are delivered or these shares of common stock are offered or sold on a later date.

      This prospectus supplement is not, and neither of the accompanying prospectuses are, an offer to sell any security other than this common stock and they are not soliciting an offer to buy any security other than this common stock. This prospectus supplement is not, and neither of the accompanying prospectuses are, an offer to sell this common stock to any person, and they are not soliciting an offer from any person to buy this common stock, in any jurisdiction where the offer or sale to that person is not permitted.

      This prospectus supplement contains some of our trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus supplement or the accompanying prospectuses belongs to its respective holder.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the reporting requirements of the Securities Exchange Act of 1934 and, in accordance with these requirements, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by us can be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of these materials can also be obtained from the public reference room at the address mentioned above at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding companies like us that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

      Our common stock is listed on the New York Stock Exchange. Reports, proxy statements and other information concerning our business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. This information may also be obtained from us as described below.

      We have filed two different registration statements with the SEC under the Securities Act of 1933 registering separately the shares of common stock offered by us and the shares of common stock offered by the selling stockholder under this prospectus supplement. Each registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statements from this prospectus supplement.

      The SEC allows us to “incorporate by reference” the information we file with it into this prospectus supplement, which means that we can disclose important information to you by referring you to those documents, and those documents will be considered part of this prospectus supplement. Information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference in this prospectus supplement the documents listed below and any future filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (SEC File No. 1-1169) until this offering has been completed.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003.

•	Our Current Reports on Form 8-K filed with the SEC on January 22, 2003, February 7, 2003, February 18, 2003, April 30, 2003, July 3, 2003 and September 12, 2003 (three separate filings).

•	The description of our common stock contained in a registration statement filed under the Exchange Act and any amendments and reports filed for purposes of updating that description.

      We will provide you at no charge, upon request, with a copy of these filings, or any or all of the documents incorporated into this prospectus supplement and the accompanying prospectuses by reference, other than exhibits to those documents unless the exhibits are specifically incorporated by reference into those documents or specifically referred to in this prospectus supplement or the accompanying prospectuses. Requests should be directed to:

The Timken Company
1835 Dueber Avenue, S.W.
Canton, Ohio 44706-2798
Attention: Corporate Secretary
(330) 438-3000

PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights basic information about us and the common stock that we and the selling stockholder are offering. You should carefully read this entire prospectus supplement, along with the accompanying prospectuses, including the financial data and other information incorporated by reference, before making an investment decision.

The Timken Company

      We are a leading global manufacturer of highly engineered bearings, alloy and specialty steel and related components. We are the world’s largest manufacturer of tapered roller bearings and alloy seamless mechanical steel tubing and the largest North American based bearings manufacturer. As of June 30, 2003, we had facilities in 29 countries on six continents and employed approximately 28,000 people.

      We had net sales of $2.6 billion, $2.4 billion and $2.6 billion for the years ended December 31, 2000, 2001 and 2002 and $1.3 billion and $1.8 billion for the six months ended June 30, 2002 and 2003, respectively. We reported income (loss) before cumulative effect of change in accounting principle of $45.9 million, ($41.7) million and $51.5 million for the years ended December 31, 2000, 2001 and 2002 and $13.1 million and $15.3 million for the six months ended June 30, 2002 and 2003, respectively. We manufacture two basic product lines: anti-friction bearings and steel products, and we report our business in three segments: automotive group, industrial group and steel. With respect to our net sales to external customers, automotive group, industrial group and steel represented approximately 30%, 38% and 32%, respectively, of the total for the year ended December 31, 2002 and approximately 37%, 38% and 25%, respectively, of the total for the six months ended June 30, 2003.

      On February 18, 2003, we completed our acquisition of the Engineered Solutions business of Ingersoll-Rand Company Limited, which we refer to as Ingersoll-Rand, including certain of its joint venture interests, operating assets and subsidiaries, including The Torrington Company, which business we refer to as Torrington. Torrington had net sales of $1.2 billion for the year ended December 31, 2002 and, as of December 31, 2002, employed approximately 10,000 people and operated 27 plants throughout the world. We are in the process of integrating Torrington’s two business divisions, automotive engineered solutions and industrial engineered solutions, into our automotive group and industrial group segments.

Recent Developments

      On September 18, 2003, we issued a press release revising our earnings guidance downward for the third quarter of 2003 and for the year as a result of a decline in North American automotive demand, continuation of manufacturing inefficiencies in our automotive group and higher-than-expected raw materials costs affecting our steel group.

      On September 19, 2003, Standard & Poor’s, which we refer to as S&P, announced that it had placed its corporate credit and other ratings of our company on CreditWatch with negative implications. On October 3, 2003, Moody’s Investors Service, which we refer to as Moody’s, announced that it has lowered our senior unsecured debt and short-term debt ratings to below investment grade, with a negative outlook. S&P and/or Moody’s may, in the future, downgrade or further downgrade our credit profile. Future downgrading of our ratings by S&P and Moody’s could result in a further increase in the interest rate on our senior credit facility and could materially adversely affect our future ability to obtain funding or materially increase the cost of any additional funding.

The Offering

Issuer	The Timken Company

Selling stockholder	Ingersoll-Rand Company

Common stock offered by the selling stockholder	9,395,973 shares

Common stock offered by us	3,500,000 shares

Common stock to be outstanding after this offering	89,073,521 shares

Use of proceeds	We intend to use the net proceeds from the sale of the shares of common stock by us for general corporate purposes, including to prepay a portion of our outstanding indebtedness under our $500 million revolving credit facility. We will not receive any proceeds from the sale of common stock by the selling stockholder.

New York Stock Exchange symbol	TKR

Risk Factors	You should carefully consider all of the information in this prospectus supplement and the accompanying prospectuses. In particular, you should evaluate the information set forth under “Risk Factors” beginning on page S-7 of this prospectus supplement before deciding whether to invest in the common stock.

      The number of shares of our common stock shown above to be outstanding after this offering is based on the number of shares of our common stock outstanding as of September 30, 2003, together with the 3,500,000 shares of common stock, or approximately 3.9% of our then outstanding shares, to be sold by us in this offering. The number of shares of our common stock shown above excludes, as of September 30, 2003:

•	8,480,171 shares of our common stock issuable upon the exercise of outstanding stock options. The weighted average exercise price per share of our outstanding stock options was $21.21 as of December 31, 2002.

•	1,509,696 shares of our common stock reserved for additional grants under our stock incentive plan.

RISK FACTORS

      You should carefully consider the risks described below, as well as other information contained in this prospectus supplement and the accompanying prospectuses and the documents incorporated or deemed incorporated by reference here or in the accompanying prospectuses, before making an investment in our common stock.

Risks Related to the Torrington Acquisition

      In addition to increasing the risks relating to our business described further below, the increased scale, global reach and level of indebtedness associated with the Torrington acquisition exposes us to the following risks.

We may not be able to effectively integrate Torrington into our operations.

      Our future success depends, in part, on our ability to effectively continue to integrate Torrington into our operations. We may not be able to successfully do so without substantial costs, delays or other difficulties. We face significant challenges in consolidating functions and integrating procedures, information technology systems, personnel, product lines and operations in a timely and efficient manner. Integrating our technology and training our sales forces to work with new products and customers is particularly difficult.

      The integration process is complex and time consuming, may be distracting to management and disruptive to our businesses, and may cause a loss of momentum in our businesses as a result of a number of factors, such as:

•	the need to coordinate geographically diverse organizations;

•	retooling and reprogramming of equipment and information technology systems; and

•	the resulting diversion of management’s attention from our day-to-day business and the need to dedicate additional management personnel to address integration issues.

      If we are not successful in completing the integration of Torrington into our operations, if the integration takes longer than anticipated, if Torrington does not perform as we had anticipated or if the integrated product and service offerings fail to achieve market acceptance, our operations, margins, sales and reputation could be adversely affected.

We may not be able to realize the anticipated cost savings, synergies or revenue enhancements from combining our company with Torrington, and we will incur significant costs to achieve these savings.

      Even if we are able to integrate successfully the operations of our company and Torrington, we may not be able to realize the cost savings, synergies or revenue enhancements that we anticipate from the integration, either in the amount or the time frame that we currently expect. Our ability to realize anticipated cost savings, synergies and revenue enhancements may be affected by a number of factors, including the following:

•	our ability to effectively eliminate duplicative backoffice overhead and overlapping sales personnel, rationalize manufacturing capacity and shift production to more economical facilities;

•	our anticipated utilization of cash resources on integration and implementation activities over the next four years (including that such activities may result in restructuring charges) in order to achieve those cost savings, which could offset any such savings and other synergies resulting from the Torrington acquisition;

•	increases in other expenses, operating losses or problems unrelated to the Torrington acquisition, which may offset the cost savings and other synergies from the acquisition; and

•	our ability to avoid labor disruption in connection with the integration of Torrington.

Claims against us relating to Torrington brought after the Torrington acquisition may necessitate our seeking indemnification from Ingersoll-Rand, which Ingersoll-Rand may not provide, and these claims may exceed Ingersoll-Rand’s indemnification obligations to us or may, in the aggregate, materially affect our financial condition and results of operations.

      Ingersoll-Rand must indemnify us for certain losses suffered or incurred by us related to Torrington. However, we may not be able to successfully obtain indemnification from Ingersoll-Rand. We may, as a consequence, have to bear liabilities for which we believe we are entitled to indemnification, but for which we are unable to collect.

      In addition, for certain claims, Ingersoll-Rand’s indemnification obligation to us is subject to certain financial limitations, including general and per-claim deductibles and a cap, as well as time limitations. If a significant number of small claims for which we cannot seek indemnification are brought against us, they may, in the aggregate, amount to a considerable sum, and the total liabilities may exceed our estimates or the $400 million cap on indemnification from Ingersoll-Rand provided in the Torrington purchase agreement.

      Any claims brought against us in connection with the Torrington acquisition, whether or not subject to indemnification, may harm our reputation in the industries in which we operate and hence could have a substantial negative impact on the sales of our products.

Risks Related to our Industries

The bearing industry is highly competitive and this competition results in significant pricing pressure for our products that could affect our revenues and profitability.

      The global bearing industry is highly competitive. We compete with domestic manufacturers and many foreign manufacturers of anti-friction bearings, including SKF AB, INA-Holding Schaeffler KG, NTN Corporation, Koyo Seiko Co., Ltd. and NSK Ltd. We compete primarily based on price, quality, timeliness of delivery and design and the ability to provide engineering support and service on a global basis. The bearing industry is also capital intensive, and profitability is dependent on factors such as labor compensation and productivity and inventory management, which are subject to risks that we may not be able to control. It is becoming increasingly necessary to focus on providing our customers with integrated systems and solutions rather than individual components, which may require us to invest significant additional capital into our research and development efforts. Some of our competitors may be better able to manage these costs or may have greater financial resources than us and, therefore, can more easily afford to make these expenditures. Due to the competitiveness within the bearing industry, we may not be able to increase prices for our products to cover increases in our costs, and, in many cases, we may face pressure to reduce prices, which could adversely affect our profitability.

Competition and consolidation in the steel industry, together with global overcapacity, result in significant pricing pressure for our products.

      Competition within the steel industry, both domestically and worldwide, is intense and is expected to remain so. More than 30 U.S. steel companies have declared bankruptcy in recent years and have either ceased operations or, more often, been acquired by other companies. Global production overcapacity is also likely to continue, which, combined with the high levels of steel imports into the United States, has exerted downward pressure on domestic steel prices and has resulted in, at times, a dramatic narrowing, or with many companies the elimination, of gross margins. These industry conditions lead to significant downward pressure on prices for our steel products, which could have a material adverse effect on our revenues and profitability. In addition, many of our competitors are continuously exploring and implementing strategies, including through acquisitions, that focus on manufacturing higher margin products that compete more directly with our steel products. Our ability to remain competitive will depend, in part, on whether we are able to keep production costs competitive and keep pace with those product improvements in a cost effective manner. An increase in global production and/or imports would have a material adverse effect on our revenues and profitability.

Weakness in any of the industries in which our customers operate, as well as the cyclical nature of our customers’ businesses generally, could adversely impact our revenues and profitability.

      The automotive, aerospace, heavy equipment and many of the other industries to which we sell our products are cyclical and tend to decline in response to overall declines in industrial production. Margins in those industries are highly sensitive to demand cycles, and our customers in those industries historically have tended to delay large capital projects, including expensive maintenance and upgrades, during economic downturns. As a result, our business is also cyclical and impacted by overall levels of industrial production.

      In addition, many of our customers have historically experienced periodic downturns, which often have had a negative effect on demand for our products. For example, deferrals or cancellations in aircraft orders adversely affect the volume and price of orders placed for products used to manufacture commercial aircraft, including our bearings and other individual parts and components we manufacture. Prior industry downturns have negatively affected our net sales, gross margin and net income. The United States and other world markets are still experiencing the effects of the current economic downturn, and many of the markets we serve have been affected by this negative environment. An extension of the current economic downturn would have a material adverse impact on our revenues and profitability by reducing demand and margins for our products.

An increase in the use of substitutes for our steel products could adversely impact our revenues and profitability by reducing demand and margins.

      In the case of certain product applications, steel competes with other materials, including plastic, aluminum, graphite composites and ceramics. The incorporation of more of these steel substitutes in automobiles and other applications could reduce the demand, and therefore the prices we are able to charge for our steel products. This reduced demand and any resulting reduced margins for our products could have a material adverse impact on our revenues and profitability.

Environmental regulations impose substantial costs and limitations on our operations, and environmental compliance may be more costly than we expect.

      We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations. We are subject to various federal, state, local and foreign environmental, health and safety laws and regulations concerning issues such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs.

      Compliance with environmental legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations. We may also be subject from time to time to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury.

      Although Ingersoll-Rand has agreed to indemnify us for certain specified environmental liabilities with respect to Torrington, Torrington’s operations, including past disposal practices, may subject us to potential significant liabilities relating to the investigation and clean-up of contaminated properties and to potential claims alleging personal injury. Torrington’s environmental liabilities may exceed our estimates and the indemnity provided by Ingersoll-Rand may not be sufficient to address these potential liabilities.

Successful appeals with respect to, a relaxation of, or substantial exemptions from, the tariffs contained in President Bush’s recent order regarding steel imports may lessen the benefits of the order.

      The tariffs imposed by the United States on hot-rolled and cold-finished steel bar imports, which are among our products, are currently being challenged before the World Trade Organization, or WTO, by several countries and the WTO has issued a decision that the tariffs imposed by the United States on certain foreign steel imports are not consistent with global trade rules. Retaliatory tariffs threatened by or imposed on U.S. steel and other products by a number of affected countries would increase the cost of our products in those markets, potentially reducing sales. In addition, if the WTO decision is upheld or if there is a reduction or adverse change in the scope, strength or duration of the remedy granted by the President, there could be a resurgence of steel bar imports. This would again put additional downward pressure on U.S. steel bar prices, which could negatively impact our steel sales, margins and profitability.

Payments to us from the U.S. Treasury Department under the Continued Dumping and Subsidy Offset Act may not continue.

      Under the Continued Dumping and Subsidy Offset Act, or CDO, we received payments of approximately $31 million in 2001 and $51.2 million in 2002 (net of the $2.8 million repaid to the U.S. Treasury Department in 2003 due to a miscalculation by the U.S. Treasury Department of the appropriate 2002 payment amount). In January 2003, the WTO upheld its earlier ruling that CDO payments violate international trade rules and stated that the CDO should be repealed. We may not receive future payments under the CDO, and we cannot predict the amount of any such payment we may receive. Torrington received a payment of approximately $62.0 million under the CDO in 2001 and approximately $72.0 million in 2002. Ingersoll-Rand retained 100% of these payments, and we are obligated to pay Ingersoll-Rand 80% of any payments Torrington receives in 2003 and 2004.

Risks Related to our Business

The failure to fully carry out our strategic manufacturing initiative to transform our manufacturing operations could lessen the benefits of our anticipated cost savings and, as a result, materially adversely affect our gross margins and profitability.

      Maintaining our leading position in the global markets for bearings and steel will depend on the success of our operating plans, including our ability to achieve fully the benefits of our strategic manufacturing initiative, which is an initiative we undertook in the second quarter of 2001 to allow us to more profitably execute our business strategies. A combination of complex factors, including the general economic environment, the availability of lower cost manufacturing opportunities, severance requirements and engineering achievements, will affect our ability to carry out our strategic manufacturing initiative. Our belief as to the future cost savings from our strategic manufacturing initiative is based upon our current best estimates and we may not achieve these estimates, either in the amount or the time frame that we currently expect. Our inability to achieve the expected cost savings from our strategic manufacturing initiative or otherwise reduce our fixed costs to the extent we currently anticipate could materially adversely affect our gross margins and profitability. In addition, increases in other costs and expenses may offset any cost savings from our strategic manufacturing initiative and our other cost reduction efforts.

We may incur further restructuring and impairment charges that could negatively affect our profitability.

      We have taken approximately $81.8 million in restructuring and impairment charges from our strategic manufacturing initiative from the second quarter of 2001 through June 30, 2003. Moreover, Torrington has also taken restructuring charges of approximately $19.3 million and $3.0 million for the years ended December 31, 2001 and 2002, respectively, related to a workforce reduction and facility consolidation effort. Changes in business or economic conditions, our business strategy or any restructuring in connection with the Torrington acquisition may require us to take additional charges in the future, which would negatively affect our profitability.

Our level of indebtedness and other demands on our cash resources could materially affect our operations and business strategy.

      As of June 30, 2003, we had approximately $1.02 billion of total consolidated debt. In addition, we have approximately $311 million undrawn availability under our revolving credit facility. Our total consolidated debt could increase due to this additional borrowing capacity. Subject to the limits contained in our senior credit facility and our other debt agreements, we may also incur additional debt in the future. In addition to the debt service requirements on our outstanding debt, we have other demands on our cash resources, including, among others, capital expenditures, operating expenses and contributions to our defined benefit pension funds for associates.

      Our level of indebtedness and the significant debt servicing costs associated with that indebtedness could have important effects on our operations and business strategy. For example, they could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the amount of our cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in the industries in which we compete;

•	place us at a competitive disadvantage compared to our competitors, some of which have lower debt service obligations and greater financial resources than we do;

•	limit our ability to borrow additional funds;

•	increase our vulnerability to general adverse economic and industry conditions; and

•	result in our failure to satisfy the financial covenants contained in our senior credit facility or in other agreements governing our indebtedness, which, if not cured or waived, could have a material adverse effect on our business, financial condition or results of operations.

Our inability to obtain funding at favorable rates, or a material increase in the cost of any additional funding we seek, could materially affect our business, financial condition and results of operations.

      On September 19, 2003, Standard & Poor’s, which we refer to as S&P, announced that it had placed its corporate credit and other ratings of our company on CreditWatch with negative implications. On October 3, 2003, Moody’s Investors Service, which we refer to as Moody’s, announced that it has lowered our senior unsecured debt and short-term debt ratings to below investment grade, with a negative outlook.

      As a result of our credit rating downgrade by Moody’s to below investment grade, any additional funding we seek may be materially more costly than our existing funding. Moreover, such funds may not be available to us on favorable terms, or at all. S&P and/or Moody’s may, in the future, downgrade or further downgrade our credit profile. Future downgrading of our ratings by S&P and Moody’s could result in a further increase in the interest rate on our senior credit facility, which may cause our earnings to decline, and could further affect our future ability to obtain funding or increase the cost of any additional funding. If adequate funds are not available to us on reasonable terms, we may be required to curtail our operations significantly or obtain funds by entering into financing, supply or collaboration agreements on unattractive terms. Our inability to raise capital could negatively impact our business, financial condition and results of operations.

Unexpected equipment failures may increase our costs and reduce our sales due to production curtailments or shutdowns.

      Interruptions in production capabilities would inevitably increase our production costs and reduce sales and earnings for the affected period. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Our manufacturing processes are dependent upon critical pieces of equipment, such as furnaces, continuous casters and rolling equipment, as well as electrical equipment, such as transformers, and this equipment may, on occasion, be out of service as a result of unanticipated failures. In the future, we may experience material plant shutdowns or periods of reduced production as a result of these types of equipment failures.

Any change in the availability or cost of raw materials and energy resources could materially affect our earnings.

      We require substantial amounts of raw materials, including our own steel tubing and bars, purchased strip steel, scrap metal, nickel and other alloys and natural gas and electric power to operate our business. The availability and prices of raw materials and energy resources is subject to curtailment or change due to, among other things, new laws or regulations, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and prevailing price levels. For example, the weighted average price of scrap metal increased 12.5% from 1999 to 2000, decreased 19.6% from 2000 to 2001 and increased 8.1% from 2001 to 2002, and the price of scrap metal as well as energy resources have continued to rise in 2003.

      Moreover, disruptions in the supply of our raw materials or energy resources could temporarily impair our ability to manufacture our products for our customers or require us to pay higher prices in order to obtain these raw materials or energy resources from other sources, and could thereby affect our sales and profitability. Any increase in the prices for such raw materials or energy resources could materially affect our costs and therefore our earnings.

The global nature of our business exposes us to foreign currency fluctuations that may affect our asset values, results of operations and competitiveness.

      We are exposed to the risks of currency exchange rate fluctuations, because a significant portion of our net sales and certain of our costs, assets and liabilities are denominated in currencies other than the U.S. dollar. These risks include a reduction in our asset values, net sales, operating income and competitiveness.

      For those countries outside the United States where we have significant sales, which currently include France, Germany and the United Kingdom, a devaluation in the local currency will reduce the value of our local inventory as presented in our financial statements. In addition, a stronger dollar will result in reduced revenue, operating profit and shareholders’ equity due to the impact of foreign exchange translation on our financial statements. Lastly, fluctuations in foreign currency exchange rates may make our products more expensive for customers to purchase or increase our operating costs, affecting our competitiveness and our profitability.

      Changes in exchange rates between the U.S. dollar and other currencies, including the Brazilian real, and volatile economic, political and market conditions in Brazil, Argentina and other emerging market countries, have in the past adversely affected our financial performance and may continue to adversely affect the value of our assets located outside the United States, our gross profit and our operating results.

Global political instability and other risks of international operations may adversely affect our operating costs, revenues and the price of our products.

      Our international operations expose us to risks not present in a purely domestic business, including primarily:

•	changes in tariff regulations, which may make our products more costly to export;

•	difficulties establishing and maintaining relationships with local distributors and dealers;

•	import and export licensing requirements;

•	compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and environmental or other regulatory requirements, which could increase our operating and other expenses and limit our operations; and

•	difficulty in staffing and managing geographically diverse operations.

      These and related risks may increase the relative price of our products compared to those manufactured in other countries, reducing the demand for our products in the markets in which we operate. The Torrington acquisition would have increased our sales derived from international operations in 2002 from approximately $540 million to approximately $830 million on a pro forma basis. As a result, following the Torrington acquisition, we are more susceptible to the adverse consequences of the risks described above.

      Terrorism and the armed hostilities in the Middle East may have an adverse impact on the industries we serve. While the precise effects of any such world events are difficult to predict, they may adversely affect our revenues and profitability. Additionally, we conduct a portion of our accounts payable, payroll, information technology and engineering and other business processing operations in India and we may expand those operations in the future. India has from time to time experienced unrest relating to religious and political differences within India’s population and with neighboring countries. Although the hostilities have substantially abated of late and have not had an adverse impact on us directly, future events of this nature could have an adverse effect on our overall costs.

Declines in the stock market and prevailing interest rates result in reductions in our pension fund asset values, which have caused and may continue to cause a significant reduction in our net worth.

      In 2001, as a result of lower investment performance caused by lower stock market returns and a decline in prevailing interest rates, our pension fund asset values decreased. The reduction in asset values required that we take a non-cash after-tax charge to accumulated other comprehensive loss, which is a component of shareholders’ equity, of $122.5 million. Primarily as a result of a negative return on our pension fund assets and further reductions in interest rate levels in 2002, we were required to further reduce shareholders’ equity by $254.3 million as of December 31, 2002. We may be required to take further charges related to pension liabilities in the future and these charges may be significant. A reduction in our shareholders’ equity may affect our ability to maintain the required net worth ratio under our senior credit facility.

Declines in prevailing interest rates and the stock market will require us to increase our pension liability and expense for 2003 and may do so in future fiscal years; this may also lead us to accelerate funding of our pension obligations and divert funds from other uses.

      A decline in prevailing interest rates and lower investment performance caused by lower stock market returns have increased our defined benefit pension obligations. The increase in our defined benefit pension obligations, as well as our ongoing practice of managing our funding obligations over time, have led us to prepay a portion of our funding obligations under our pension plans. In 2002, we contributed $57.8 million in cash and an aggregate of $54.5 million in treasury shares and a small number of newly issued shares to our pension plans for this purpose. We also made cash contributions of $84.9 million during 2001 to our pension plans. We currently expect to make significant additional cash contributions to our pension plans in the near term, but we cannot predict whether changing economic conditions or other factors will lead or require us to make contributions in excess of our current expectations, diverting funds we would otherwise apply to other uses.

      As a result of the decline in the financial markets, we changed our assumption for our expected long-term rate of return on plan assets from 9.5% to 8.75% for 2003. We expect that this change, together with the reduction in our discount rate to 6.6% from 7.5%, will result in an increase in 2003 pretax pension expense of approximately $25 million. We continue to review our assumptions regarding rates of return and discount rates in light of the factors mentioned above and other relevant considerations, and our future pension expense may further increase as a result.

Our debt agreements restrict our ability, and the ability of some of our subsidiaries, to engage in particular activities.

      Our senior credit facility restricts our ability and the ability of some of our subsidiaries to, among other things:

•	incur additional debt and make certain investments or acquisitions;

•	incur or permit to exist certain liens;

•	sell assets;

•	effect sale and leaseback transactions; and

•	merge or consolidate with another company.

We may not be able to be profitable or meet certain financial standards required by our debt agreements.

      The United States and other world markets are still experiencing the effects of the current economic downturn, and many of the markets we serve have been affected by this negative environment. As a result, it is possible that our operations will not generate sufficient revenue for us to be profitable in the future. In addition, our senior credit facility contains financial covenants that require us to achieve certain financial and operating results and maintain compliance with specified financial ratios. In particular, our senior credit facility contains requirements to maintain a minimum consolidated net worth, a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio. Our ability to meet the financial covenants or requirements in our senior credit facility may be affected by events beyond our control, and we may not be able to satisfy such covenants and requirements. A breach of these covenants or our inability to comply with the financial ratios, tests or other restrictions could result in an event of default under our senior credit facility, which in turn could result in an event of default under the terms of our other indebtedness. Upon the occurrence of an event of default under our senior credit facility, after the expiration of any grace periods, the lenders could elect to declare all amounts outstanding under our senior credit facility, together with accrued interest, to be immediately due and payable. If this happens, our assets may not be sufficient to repay in full the payments due under the facility or our other indebtedness.

      In addition, if we are unable to service our indebtedness or fund our operating costs, we will be forced to adopt alternative strategies that may include:

•	reducing or delaying capital expenditures;

•	seeking additional debt financing or equity capital, possibly at a higher cost to us or have other terms that are less attractive to us than would otherwise be the case;

•	selling assets;

•	restructuring or refinancing debt, which may increase further our financing costs; or

•	curtailing or eliminating certain activities.

      Moreover, we may not be able to implement any of these strategies on satisfactory terms, if at all.

The departure of existing management and key personnel who are familiar with our business strategy and daily operations, or a shortage of skilled employees, would materially affect our business, operations and prospects.

      Many of our executive officers are critical to the management and direction of our business. Our future success depends, in large part, on our ability to retain these officers and other capable management personnel. In addition, we have entered into severance agreements with all of our executive officers that allow those officers to terminate their employment with us in the event of a change of control affecting our company. We may not be able to attract and retain talented personnel and replace key personnel should the need arise, and our inability to do so could have a material adverse effect on our ability to successfully execute our business strategy, market and develop our products and serve our customers. In addition, because of the complex nature of many of our products and programs, we are generally dependent on an educated and highly skilled workforce. Our ability to efficiently develop and deliver our products could be adversely affected by a shortage of available skilled employees.

Strikes or work stoppages by our unionized associates could disrupt our manufacturing operations, reduce our revenues or increase our labor costs.

      Approximately 23% percent of our U.S. associates are covered by collective bargaining agreements. Any potential strikes or work stoppages, and the resulting adverse impact on our relationships with customers, could significantly disrupt our operations and have a material adverse effect on our business, financial condition or results of operations.

Risks Related to our Common Stock

Substantial sales of shares of our common stock could cause our stock price to decline.

      We may, in the future, sell additional shares of our common stock in subsequent public offerings and may also issue additional shares of our common stock to finance future acquisitions. A substantial number of shares of our common stock is also available for future sale pursuant to stock options that we have granted to our associates. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for shares of our common stock and could impair our ability to raise capital through future offerings.

      We, the selling stockholder and each of our executive officers and directors have agreed, with certain exceptions, not to sell or otherwise transfer any shares of our common stock for 90 days after the date of this prospectus supplement, without first obtaining the written consent of Morgan Stanley & Co. Incorporated. With the consent of Morgan Stanley & Co. Incorporated, we and our directors and executive officers may sell shares before the expiration of such 90-day period without prior notice to our other shareholders or to any public market in which our common stock trades.

Our stock price may become more volatile in the future, resulting in substantial losses for investors purchasing shares of our common stock in this offering. Investors may not be able to resell their shares of our common stock at or above the price to the public.

      The trading price of our common stock may become more volatile in the future. Many factors may contribute to this volatility, including the risks described above, as well as:

•	changes in marketing, product pricing and sales strategies or development of new products by us or our competitors;

•	variations in our results of operations;

•	perceptions about market conditions in the industries we serve; and

•	general market conditions.

      Volatility may have a significant impact on the market price of our common stock. Moreover, the possibility exists that the stock market could experience extreme price and volume fluctuations that may materially adversely affect our stock price regardless of our operating results. This volatility makes it difficult to ascribe a stable valuation to a shareholder’s holdings of our common stock.

Our articles of incorporation, regulations and Ohio corporate law could delay or prevent a change of control that you may favor.

      Our articles of incorporation, regulations and Ohio corporate law contain provisions that could delay, defer or prevent a change of control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. These provisions:

•	divide our board of directors into three classes, with members of each class to be elected for staggered three-year terms; and

•	regulate how shareholders may present proposals or nominate directors for election at shareholder meetings.

      Additionally, Ohio corporate law provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed “control share acquisition,” as defined in the statute. Assuming compliance with the notice and information filings prescribed by statute, the proposed control share acquisition may be made only if, at a special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the company represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the “interested shares,” as defined in the statute. For more information about these laws and our articles and regulations, see “Description of Our Capital Stock” in each of the accompanying prospectuses. Together, these provisions of our articles, regulations and Ohio corporate law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock and could also limit the price that investors may be willing to pay in the future for shares of our common stock.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

      All statements set forth or incorporated by reference in this prospectus supplement and the accompanying prospectuses (including our forecasts, beliefs and expectations) that are not historical in nature are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution readers that actual results may differ materially from those expressed or implied in forward-looking statements made by us due to a variety of important factors, such as those set forth above under “Risk Factors” and in the accompanying prospectuses under the caption “Note Regarding Forward-Looking Statements.”

USE OF PROCEEDS

      We expect we will receive net proceeds of approximately $54.5 million from the sale of the shares of common stock we are offering, after deducting the discounts and commissions of the underwriter and estimated offering expenses payable by us of $500,000. We will not receive any proceeds from the sale of common stock offered by the selling stockholder. We intend to use the net proceeds from the sale of the shares of common stock offered by us for general corporate purposes, including to prepay a portion of our outstanding indebtedness under our $500 million revolving credit facility which terminates December 31, 2007. We currently pay interest at the rate of 2.87% per annum on the indebtedness under our revolving credit facility. Pending any specific application, we may initially invest funds in short-term marketable securities. We used substantially all of the outstanding proceeds under the revolving credit facility to finance in part the Torrington acquisition and, following the acquisition, for working capital purposes.

SELLING STOCKHOLDER

      The selling stockholder has advised us that it beneficially owns 9,395,973 shares of our common stock, and the selling stockholder is offering all of such shares for sale by means of this prospectus supplement. Accordingly, the selling stockholder will not hold any shares of our common stock following the offering.

UNDERWRITING

      Under the terms and subject to the conditions contained in a purchase agreement dated the date of this prospectus supplement, Morgan Stanley & Co. Incorporated has agreed to purchase from us and the selling stockholder, and we and the selling stockholder have agreed to sell, an aggregate of 12,895,973 shares of common stock, 9,395,973 of which are being sold by the selling stockholder and 3,500,000 of which are being sold by us.

      The underwriter is offering the shares of common stock subject to its acceptance of the shares from us and the selling stockholder and subject to prior sale. The purchase agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares of our common stock offered by this prospectus supplement is subject to the approval of legal matters by its counsel and to some other conditions. The underwriter is obligated to take and pay for all of the shares of our common stock offered by this prospectus supplement if any such shares are taken.

      The underwriter proposes initially to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to securities dealers at a price that represents a concession not in excess of $.13 a share under the public offering price. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the underwriter.

      The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholder.

Underwriting Discounts and Commissions
to be Paid by the Selling Stockholder

Per share	$.14
Total	$1,315,436.22

Underwriting Discounts
and Commissions to be Paid by Us

Per share	$.14
Total	$490,000.00

      We, the selling stockholder and each of our executive officers and directors have each agreed (except in limited circumstances) during a period of 90 days from the date of this prospectus supplement, not to, directly or indirectly, without the prior written consent of Morgan Stanley & Co. Incorporated, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or (2) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

      Our common stock is listed on the New York Stock Exchange under the trading symbol “TKR.”

      In order to facilitate the offering of our common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriter may sell more shares than it is obligated to purchase under the purchase agreement, creating a short position in our common stock for its own account. The underwriter will close out such short position by purchasing shares in the open market. A short position is more likely to be created if the underwriter is convinced that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to stabilize the price of our common stock, the underwriter may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriter may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in this offering, if the underwriter repurchases previously distributed shares of our common stock to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriter is not required to engage in these activities and may end any of these activities at any time.

      From time to time, the underwriter and its affiliates have provided, and may continue to provide, investment banking and general financing and banking services to us and our affiliates, for which they have in the past received, and may in the future receive, customary fees.

      A prospectus supplement and the accompanying prospectuses in electronic format may be made available on the website maintained by the underwriter. The underwriter may agree to allocate a number of shares for sale to its online brokerage account holders. Other than the prospectus supplement and the accompanying prospectuses in electronic format, the information on this website and any other information contained on a website maintained by the underwriter is not part of this prospectus supplement or either of accompanying prospectuses.

      We, the selling stockholder and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      Jones Day will pass upon certain legal matters for us, including the validity of the common stock offered by this prospectus supplement. Simpson Thacher & Bartlett LLP, New York, New York, will pass upon specified legal matters for the selling stockholder, and Shearman & Sterling LLP, New York, New York, will pass upon specified legal matters for the underwriter.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in each related registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      The combined financial statements of Ingersoll-Rand Engineered Solutions Business (an operating business unit of Ingersoll-Rand Company Limited) as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 incorporated in this prospectus supplement by reference to our Current Report on Form 8-K dated February 7, 2003 have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.